UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#23245
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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 3, 2009, as amended on September 8, 2009.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22F	through December 31, 2009
Exhibit 10.24	through March 13, 2013
Exhibit 10.24A	through March 13, 2013
Exhibit 10.24B	through March 13, 2013
Exhibit 10.41	through December 14, 2013
Exhibit 10.41A	through December 14, 2013
Exhibit 10.41B	through December 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel